June 23, 2009	Man Chiu Lee Partner 011-852-3183-4303 manlee@hhlaw.com
VIA IDEA & FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549
Attn: Peggy Fisher, Assistant Director
Re:	Duoyuan Global Water Inc. Letter dated June 23, 2009 Submitted June 23, 2009 File No. 333-159651
Dear Ms. Fisher:
On behalf of Duoyuan Global Water Inc. (the “Company”) set forth below are the responses of the Company to the staff’s letter of comment, dated June 23, 2009 (the “Comment Letter”), with respect to the above captioned Registration Statement on Form F-1 in connection with the Company’s initial public offering (the “Offering”) of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares (“Shares”). In connection therewith, the Company has submitted this letter and certain supplemental information to the Securities and Exchange Commission (the “SEC”) for further review.
The Company’s responses to the staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter. Capitalized terms used but not defined in this letter have the definitions set forth in the registration statement.
Exhibit 5.1
1.	We note your response to prior comment 2 and the statement in Paragraph 3 of the opinion that the opinion is given only as to matters of British Virgin Islands law. It is not clear why the assumption contained in Paragraph 3 that there is nothing under any other law that would affect or vary the opinion that the shares will be legally issued and allotted, fully paid and non-assessable is necessary, given the explicit statement that the

Ms. Peggy Fisher
June 23, 2009

opinion speaks only as to BV I law. As written, the assumption could apply broadly even to exclude BVI conflict laws. Please remove the assumption, or file an opinion from appropriate counsel that addresses the legal questions carved out by the assumption.
Response: The Company advises the staff that it will file a new opinion as of the date of effectiveness to remove the assumption in paragraph 3 as instructed by the staff, a form of which is attached hereto as Annex A, and set forth below:
~~The~~We are qualified to advise as to matters of British Virgin Islands law only, the following opinions are given only as to matters of ~~the British Virgin Islands law~~such laws which are in force on the date of this opinion ~~and we have assumed that there is nothing under any other law that would affect or vary the following opinions~~.
* * * * *
The Company believes that the foregoing supplemental data and corresponding attachments respond to the comments of the staff.
Any additional questions or comments regarding the Company’s responses should be directed to me at 011-852-3183-4303, or my colleague, Jeanie Park, at 202-637-5433.
We greatly appreciate your review and look forward to hearing from you.
Very truly yours,
Man Chiu Lee
Enclosure
cc.	Mr. Wenhua Guo Duoyuan Global Water Inc.

Ms. Jeanie Park Hogan & Hartson LLP

Mr. Kurt J. Berney O’Melveny & Myers LLP

Mr. Scott Graziano O’Melveny & Myers LLP

Exhibit 5.1

Our ref	BNM\GAB/999999/8171309v2
Direct tel	+852 2971 3004
Email	barry.mitchell@maplesandcalder.com
Duoyuan Global Water Inc.
No. 3 Jinyuan Road
Daxing Industrial Development Zone
Beijing 102600
People’s Republic of China
24 June 2009
Dear Sirs
Duoyuan Global Water Inc.
We have acted as counsel as to British Virgin Islands law to Duoyuan Global Water Inc. (the “Company”) in connection with the Company’s registration statement on Form F-1, including all amendments or supplements thereto (the “Registration Statement”), originally filed on 1 June 2009 with the Securities and Exchange Commission under the Securities Act of 1933, as amended to date, relating to the public offer and sale by the Company of certain American Depositary Shares representing the Company’s ordinary shares of par value of US$0.000033 each (the “IPO Ordinary Shares”). We are furnishing this opinion as Exhibit 5.1 to the Registration Statement.

1	Documents Reviewed
For the purpose of this opinion, we have reviewed originals, copies, drafts or conformed copies of the following documents:
1.1	the written resolutions of the board of directors of the Company dated 25 April 2008 and 1 June 2009, and the written resolutions of the shareholders of the Company dated 1 June 2009 (the “Resolutions”);

1.2	a certificate of incumbency dated 22 June 2009, issued by Offshore Incorporations Limited, the Company’s registered agent, a copy of which is attached as Annexure A (the “Registered Agent’s Certificate”);

1.3	the public records of the Company on file and available for public inspection at the Registry of Corporate Affairs in the British Virgin Islands (the “Registry of Corporate Affairs”) on 23 June 2009 including:
(a)	the Company’s Certificate of Incorporation dated 21 June 2007; and

(b)	the Company’s Memorandum and Articles of Association;
1.4	the records of proceedings on file with and available for inspection on 23 June 2009 at the British Virgin Islands High Court Registry (the “High Court Registry”);

1.5	a certificate from a director of the Company addressed to this firm dated 24 June 2009, a copy of which is annexed hereto as Annexure B (the “Director’s Certificate”); and

1.6	the Registration Statement.

2	Assumptions
Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion. The following opinions are given only as to, and based on, circumstances and matters of fact existing at the date hereof and of which we are aware consequent upon the instructions we have received in relation to the matter the subject of this opinion and as to the laws of the British Virgin Islands as the same are in force at the date hereof. In giving this opinion, we have relied upon the completeness and accuracy (and assumed the continuing completeness and accuracy as at the date hereof) of the Registered Agent’s Certificate and the Director’s Certificate, as to matters of fact, without further verification and have relied upon the following assumptions, which we have not independently verified:
2.1	copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals;

2.2	all signatures, initials and seals are genuine;

2.3	that all public records of the Company which we have examined are accurate and that the information disclosed by the searches which we conducted against the Company at the Registry of Corporate Affairs and the High Court Registry is true and complete and that such information has not since then been altered and that such searches did not fail to disclose any information which had been delivered for registration but did not appear on the public records at the date of our searches;

2.4	there is no contractual or other prohibition (other than as may arise by virtue of the laws of the British Virgin Islands) binding on the Company or on any other party prohibiting it from entering into and performing its obligations.

3	Opinions
We are qualified to advise as to matters of the British Virgin Islands law only, the following opinions are given only as to matters of such laws which are in force on the date of this opinion.
Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:
3.1	the Company is a limited liability company registered under the BVI Business Companies Act, 2004 and is validly existing under the laws of the British Virgin Islands;

3.2	the Company is authorised to issue a maximum of 1,500,000,000 ordinary shares with a par value of US$0.000033; and

3.3	the issue of the IPO Ordinary Shares has been duly authorised. When issued, allotted and paid for as contemplated in the Registration Statement and when details of the issue are entered into the Company’s register of members, the IPO Ordinary Shares will be legally issued and allotted, fully paid and non-assessable.

4	Qualifications
Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in the Registration Statement or otherwise with respect to the commercial terms of the transactions the subject of this opinion.
We hereby consent to the use of this opinion in, and the filing hereof as an Exhibit to, the Registration Statement and further consent to the reference of our name under the headings of “Taxation”, “Enforceability of Civil Liabilities” and “Legal Matters” in the Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission issued thereunder.
Yours faithfully
Maples and Calder

Annexure A
Registered Agent’s Certificate

Annexure B
Director’s Certificate